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                             March 31, 2023

       Stefano Gaggini
       Senior Vice President and Chief Financial Officer
       Schnitzer Steel Industries, Inc.
       299 SW Clay Street, Suite 350
       Portland, OR 97201

                                                        Re: Schnitzer Steel
Industries, Inc.
                                                            Form 10-K for the
Fiscal Year Ended August 31, 2022
                                                            Filed October 24,
2022
                                                            File No. 000-22496

       Dear Stefano Gaggini:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended August 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 51

   1. We note that you adjust for charges for legacy environment matters and business development costs in
calculating your non-GAAP measures. In light of the fact that these adjustments are being
made for all periods presented, your business growth strategy, and the industry and
regulatory environment in which you operate in, please tell us why you believe these are not
normal, recurring, cash operating expenses necessary to operate your business. Refer to
Question 100.01 of the Non-GAAP Financial Measures Compliance
                                                        and Disclosure
Interpretations.
 Stefano Gaggini
Schnitzer Steel Industries, Inc.
March 31, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 with any questions.



FirstName LastNameStefano Gaggini                         Sincerely,
Comapany NameSchnitzer Steel Industries, Inc.
                                                          Division of
Corporation Finance
March 31, 2023 Page 2                                     Office of Trade &
Services
FirstName LastName